[Schedule 13D]


Reg. 240.13d-101, Schedule 13D Information to be included in statements filed pursuant to 240.13d-101(a) and amendments thereto filed pursuant to 240,13d-2
(a).
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                             (Amendment No......)*

                                 Adven, Inc.
                              (Name of Issuer)

                                   Common
                       (Title of Class of Securities)

                                (CUSIP Number)
                                  007933-302

(Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

 Lindsay Barrett P.O. Box 240, Port Villa, Vanuata (S.W.Pacific)(678) 2280

           (Date of Event which Requires Filing of this Statement)
                                March 13, 1997

If the filing person has previously filed a statement on Schedule 13 G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1 (b)(3) or (4), check the following box [].

Note:	Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.....

- Number 5 is proposed to be amended by revising it to read "(5) Check if disclosure of legal proceedings is required pursuant to Item 2(d)" in Release No. 34-34923 (85,452), November 1, 1994.

1)	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of
Above Persons

Vanuatu International Trust Co. LTD.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a).........................................................

(b) ........................................................

3)	SEC Use Only.............................................

4)      Source of Funds (See Instructions:  WC

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 	2(d) or 2(e) .....................

6)      Citizenship or Place d Organization:   Vanuatu

Number of       (7) Sole Voting Power:   2,666,666
Shares
Bene-
ficially	(8) Shared Voting Power:  None
Owned by
Each            (9) Sole Dispositive Power:    2,666,666
Report-
ing
Person
With            (10)    Shared Dispositive Power: None

11)     Aggregate Amount Beneficially Owned by Each Reporting Person:

        2,666,666

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See 	Instructions)

13)     Percent of Class Represented by Amount in Row (11):  49%

14)     Type of Reporting Person (See Instructions):  00


- Instruction 5 is proposed to be amended.  See below.


Item 1.    Security and Issuer.

        Adven, Inc., Common Shares

        Adven, Inc.
        3653 Hemlock Court.
        Reno, Nevada 89509

Item 2. Identity and Background.

        Not Applicable

Item 3. Source and Amount of Funds or Other Contributions.

        Funds used were owned by the Filer herewith, with no liens or encumbrances. Funds used totaled $1,000,000

Item 4. Purpose of Transaction.

        The purpose of the purchase is for investment seeking future capital gains with no set time frame for disposal through sale of the shares acquired.

Item 5. Interest in Securities of the Issuer.

        2,666,666 common shares, (49%) all shares have sole power to vote.

Item 6. Contracts, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer.

        None.

Item 7. Materials to be filed as Exhibits.

        None.



        March 21, 1997

        Lindsay Barrett
        Lindsay Barrett/Managing Director

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

[Adopted in Release No. 34-8370 (77,581), July 30, 1968, 33 F.R. 11016; and
amended by Release No. 34-8392 (77,715), August 30, 1968, 33 F.R. 14110;
Release No. 34-13291 (80,980) effective August 31, 1977, 42 F.R. 12352;
Release No. 34-13787 (81,256), July 21, 1977, 42 F.R. 38347; effectiveness of amendments in Release No. 34-13291 postponed until April 30, 1978 (81,274), 42 F. R. 12352; Release No. 34-14692 (81,571) effective May 29, 1976, 43 F.R.
18484, Release No. 34-15348 (81,672 effective, December 29, 1978, 43 F.R.
55755; Release No. 34-15457 (81,909), effective for schedules filed on or after February 14, 1979, 44 F.R. 2145; Release No. 34-16348 (82,373),
effective January 7, 1980, 44 F.R. 70326; Release No. 34-18524 (72,328),
effective for all documents filed on or after May 24, 1982, 47 F.R. 11380; and Release No. 34-37692 (85,854), effective October 7, 1996, 61 F.R. 49957.]